OPERATING AGREEMENT
OF
HELEUM LLC

This Operating Agreement (the "*Agreement*"), effective December 31, 2017, is hereby made and entered into by Pace Ellsworth and Taylor Ellsworth, being the Initial Members of Heleum LLC, an Arizona limited liability company (hereinafter the "*Company*").

ARTICLE I
FORMATION; NAME; PURPOSES; DEFINITIONS

1.1 **Formation.** Pursuant to the Arizona Limited Liability Company Act, Arizona Revised Statutes (A.R.S.) §§ 29-601 *et seq.* (the "*Act*"), the parties have formed the Company effective upon the filing of the Articles of Organization thereof with the Arizona Corporation Commission. The parties shall immediately, and from time to time hereafter, as may be required by law or as requested by the Managers, execute all amendments of the Articles of Organization, and do all filing, recording and other acts as may be appropriate to comply with the operation of the Company under the Act.

1.2 **Intent / Election for Tax Treatment.** An election with the United States Department of the Treasury, Internal Revenue Services, has been filed to have the Company classified as a Subchapter S corporation for federal and state income tax purposes. No Member shall take any action inconsistent with the express intent of the parties hereto. Specifically:

      (a) No Member may consent to revocation of the Company's election to be taxed as a Subchapter S corporation for federal income tax purposes unless a Supermajority-in-Interest of the Members consents to such revocation.

      (b) Further, the Company may not, without approval of a Supermajority-in-Interest of the Members, take any action that would result in its failure to qualify as a Subchapter S corporation for tax purposes, including without limitation, the issuance of a second class of ownership shares, issuance of shares to more than 100 members, or issuance of shares to a person who is not eligible to own stock of a Subchapter S corporation.

      (c) If the Company's Subchapter S corporation election is terminated, and such termination is inadvertent within the meaning of Code § 1362(f), each of the Members must make any adjustments required by the Internal Revenue Service in order for the Company to be treated as if its Subchapter S corporation election remained in effect. However, a Member is not required to make such adjustments if the adjustments will adversely affect the Member, considering the position the member would have been in had the Company's Subchapter S corporation election not terminated, unless the Company and/or the other Members indemnify and hold such Member harmless against the adverse consequences. The obligations of this Section 1.2 are binding on all Members who are parties to this Agreement or become Members of the Company in the future, whether or not any such Member holds any Financial Percentage Interest at the time the required adjustments are to be made.

(d)   In the event Financial Percentage Interests are certificated, any certificate representing Financial Percentage Interests must include the following endorsement: "The Financial Percentage Interests in the Company and corresponding ownership shares evidenced by this certificate are subject to and transferable only upon compliance with the terms of the operating agreement of the Company issuing this certificate.   Any transfer in violation of the operating agreement is invalid, and the operating agreement is automatically binding on anyone who acquires any such Financial Percentage Interests and corresponding ownership shares. A copy of the operating agreement is available for inspection at the Company's office."

1.3   Name. The name of the Company shall be:

"Heleum LLC"

1.4   Place of Business. The principal place of business of the Company shall be 4331 E. Contessa Street, Mesa, Arizona 85205, or such other place as the Manager shall determine in his/her/its discretion.   The Company's mailing address shall be 2747 E. University Drive #20451, Mesa, Arizona 85213, or such other place as the Manager shall determine in his/her/its discretion.

1.5   Purpose. The purpose for which the Company is organized is the creation of software applications and provision of software as a service with respect to automation of essential consumer finance strategies.   The Company shall engage in any lawful business activity set forth by the Manager and/or agreed to by the Members and to conduct such other activities as may be necessary or appropriate to promote the business of the Company in relation to such purpose. The Company may exercise all powers and privileges as granted and limited under the Act.

1.6   Term. The Company shall commence upon the filing of its Articles of Organization and shall continue until such time as it shall be terminated under the provisions of Article X hereof.

1.7   Agent for Service of Process. The name and business address of the agent for service of process for the Company is Pace Ellsworth, 4331 E. Contessa Street, Mesa, Arizona 85205, or such other person or entity as the Manager shall appoint from time to time.

1.8   Definitions. Whenever used in this Agreement, the following terms shall have the following meanings:

(a)   *"Act"* shall mean the Arizona Limited Liability Company Act.

(b) "***Additional Member***" shall mean any Person who is admitted to the Company as an Additional Member pursuant to Article VIII of this Agreement.

(c) "***Agreement***" shall mean this written Agreement as the same may be amended from time to time. No other document or oral agreement among the Members and Managers shall be treated as part of or superseding this Agreement unless it is reduced to writing and it has been signed by All of the Members and Managers.

(d) "***All of the Members***" shall mean a vote at a duly called Regular or Special Meeting of Members, a written agreement or a recorded affirmation of at one hundred percent (100%) in Voting Control Interest of the Members who are not in default under this Agreement.   For such purpose, a Member is in default under this Agreement only if such Member has been adjudged to be in default under this Agreement or has been indicted for a crime that would constitute default under this Agreement.   Only those with actual authority as authorized designees may vote on behalf of Members who are corporate entities.

(e) "***Bankruptcy Code***" shall mean the Bankruptcy Code of 1978, as amended from time to time.

(f) "***Capital Contribution***" shall mean any contribution to the capital of the Company in cash, property or services by a Member whenever made.   "***Initial Capital Contribution***" shall mean the initial contribution to the capital of the Company made pursuant to Section 2.1 of this Agreement. "***Additional Capital Contributions***" shall mean the contributions made pursuant to Section 2.2 of this Agreement.

(g) "***Code***" shall mean the Internal Revenue Code of 1986, as amended from time to time, together with all corresponding Treasury Regulations.

(h) "***Company***" shall refer to Heleum LLC, an Arizona limited liability company.

(i) "***Company Property***" shall include all property, real, personal, intangible and intellectual, and all interests therein, that are vested and/or titled in the name of the Company or is titled in the name of one or more of the Members or the Manager for the benefit of the Company but is Company Property by agreement of the Members and the Manager.

(j) "***Events of Withdrawal***" shall mean those occurrences listed in Act § 29-733.

(k) "***Financial Percentage Interest***" shall be the percentage interests of Members in the financial interests of the Company set forth in Article II hereof and allocated to each Member to determine the financial value of such Member's Interest in the Company relative to the valuation of the Company.

(l)   "*Fiscal Year*" means the Company's fiscal year, which shall be the calendar year.

(m)   "*Intangible Contribution Interests*" shall mean certain Company Interests issued by the Company to certain Persons, in the form of equity grants, or equity options to acquire such Company Interests at a designated exercise price, each as approved by a Supermajority-in-Interest of the Members and implemented by the Manager in accordance with such approval, as set forth in Section 2.2 of this Agreement.

(n)   "*Interest*" shall mean a Member's various interests in the Company as designated in Article II of this Agreement including the economic rights of a Member and his permitted assignees and successors to share in distributions of cash and other property from the Company pursuant to the Act and this Agreement.

(o)   *Majority-in-Interest of the Members*" shall mean a vote at a duly called Regular or Special Meeting of Members, a written agreement or a recorded affirmation of greater than fifty percent (50%) in Voting Control Interest of the Members who are not in default under this Agreement.   For such purpose, a Member is in default under this Agreement only if such Member has been adjudged to be in default under this Agreement or has been indicted for a crime that would constitute default under this Agreement.   Only those with actual authority as authorized designees may vote on behalf of Members who are corporate entities.

(p)   "*Manager*" shall mean that Person designated as such pursuant to Section 3.1(a) of this Agreement, subject to removal and replacement as provided under Section 3.1(e) of this Agreement.

(q)   "*Member*" shall mean each Person who executes a counterpart of this Agreement as a Member and each Person who may hereafter become Additional or Successor Members.

(r)   "*Net Profits*" and "*Net Losses*" shall mean respectively, for each Fiscal Year, the combination of the income, gain, losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year under the accrual method of accounting, if permitted, and as reported, separately or in the aggregate, as appropriate, on the Company's information tax return filed for federal income tax purposes.

(s)   "*Person*" shall mean any individual and any legal entity, and their respective heirs, executors, administrators, legal representatives, successors, and assigns.

(t)   "*Reserves*" means, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Manager for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business, which shall in any event be collectively held in a separate reserve account separately accounted for by the Manager.

(u) "**_Successor Member_**" shall mean any person who is admitted to the Company as a Successor Member pursuant to Article VIII hereof.

(v) "**_Supermajority-in-Interest of the Members_**" shall mean a vote at a duly called Regular or Special Meeting of Members, a written agreement or a recorded affirmation of at least sixty-seven percent (67%) in Voting Control Interest of the Members who are not in default under this Agreement. For such purpose, a Member is in default under this Agreement only if such Member has been adjudged to be in default under this Agreement or has been indicted for a crime that would constitute default under this Agreement. Only those with actual authority as authorized designees may vote on behalf of Members who are corporate entities.

(w) "**_Voting Control Interest_**" shall be the percentage interests in membership voting for the Company as set forth in Article II hereof.

ARTICLE II
MEMBERSHIP INTERESTS; CAPITALIZATION OF THE COMPANY; COMPANY BORROWING

1. **Initial Capitalization and Membership Interests. Initial Capitalization and Membership Interests.** The initial capitalization of the Company, _i.e._ Initial Capital Contributions by the Initial Members, in the form of past consideration, as well as in the form of intangible and in-kind contributions, plus agreement to perform certain duties and obligations as set forth in this Agreement, the receipt and sufficiency are hereby understood, acknowledged and agreed, correspond to the Initial Members' Interests, as follows:

Name of Individual	# of Interest Units	Valuation of Issuance	Current Ownership	LLC Valuation	Consideration
Pace Ellsworth	4,125,000	$500	41.25%	$1,000	Founder $500
Taylor Ellsworth	4,125,000	$500	41.25%	$1,000	Founder $500
Daniel Pratt	500,000	$1,000	5.0%	$20,000	Employee Bonus
Ben Pratt	250,000	$1,000	2.5%	$40,000	Employee Bonus
Scott Dobbins	250,000	$17,480.50	2.5%	$700,000	Equity + Debt
Nathan Dobbins	250,000	$17,480.51	2.5%	$700,000	Equity + Debt
Laurett Ellsworth	500,000	$120,000	5.0%	$2,400,000	Equity + Debt

2.2   Additional Capital Contributions.

(a)   Notwithstanding any other provision contained herein, no Additional Capital Contribution shall be required of any Member unless such Member expressly consents thereto, whereupon such Member's Financial Percentage Interest shall be increased accordingly and the remaining Members' Financial Percentage Interests shall be correspondingly decreased on a *pro rata* basis. If a Supermajority-in-Interest of the Members determines at any time that the Company requires additional cash contributions to capital in order to pay when due the obligations and expenses of the Company or otherwise to accomplish the Company's purposes, the Manager shall give written notice to each Member of the amount(s) required, whereupon the existing Members shall first have the opportunity, but not the obligation, to consent to provide Additional Capital Contributions as provided under this Section 2.2(a) and as needed to fulfill the requirements determined by the Supermajority-in-Interest of the Members. In the event the existing Members have not provided all such Additional Capital Contributions within thirty (30) days of receipt of the written notice herein provided by the Manager, or if the existing Members otherwise decline the opportunity to provide all such Additional Capital Contributions, the Company shall seek additional capitalization as further provided under the remainder of this Section 2.2.

(b)   Additional capitalization under this Section 2.2 may occur through offerings and transactions involving purchase or acquisition of Interests, either Financial Membership Interests alone or together with Voting Control Interests that may or may not correspond to acquired Financial Membership Interests, and which may provide for preferred classes of Interests, preferred or priority distributions under Article VI, guaranteed rates of return and other features (which may include, without limitation, call options, put options, first refusal rights or position as an officer) different from and senior or junior to those held by current Members, each as approved by a Supermajority-in-Interest of the Members and implemented by the Manager in accordance with such approval, and each subject to the acquiring party's agreement to and acceptance of this Operating Agreement.

(c)   In addition, also as approved by a Supermajority-in-Interest of the Members and implemented by the Manager in accordance with such approval, the Company, either in gratitude, or in the alternative in exchange, for certain intangible contributions, may issue to certain Persons equity grants, or equity options to acquire at a designated exercise price, certain Company Interests (hereinafter "***Intangible Contribution Interests***"), in the form of either Financial Membership Interests alone or together with Voting Control Interests that may or may not correspond to acquired Financial Membership Interests, in a manner and under such terms and conditions as are designated in writing, including without limitation to the Manager as designated in Section 3.1(f), below, and officers as designated in Section 3.3(h), below; provided that any receipt of any equity grant or exercise of equity option, as the case may be, in relation to any such Intangible Contribution Interests by one not already a Member of the Company is contingent upon agreement to and acceptance of this Operating Agreement; and provided further that at no time and under no circumstances shall the total cumulative amount of such equity grants issued, together with equity options issued but not exercised, in relation to Intangible Contribution Interests, including without limitation those provided to Managers under Section 3.1(f), below, and officers as designated in Section 3.3(h), below, exceed ten percent (10%) for any Person, or when added to those Interests heretofore issued under Section 2.1, above, represent in the aggregate in excess of forty percent (40%) of the then existing total Company Interest (either Financial Membership Interest or Voting Control Interest).

(d)   By executing this Agreement, the Members fully, freely and voluntarily acknowledge and agree that upon any party's acquisition of any Company Interest in connection with any additional capitalization or acquisition of Intangible Contribution Interests under this Section 2.2, and such acquiring party's corresponding agreement to and acceptance of this Operating Agreement, such acquiring party if not already a Member shall become automatically become an Additional Member as provided under Section 8.1, below, without the need for any further Member approval, and in any event all Member Interests in the Company automatically shall be re-calculated and re-calibrated accordingly as provided in this Section 2.2, the Company's capitalization table referenced in Section 2.1, above, shall be updated accordingly, and the List of Members referenced in Section 4.3 automatically shall be updated accordingly, each without the need for approval or execution of any further Amended and Restated Operating Agreement of the Company, and each as needed to commemorate and memorialize such capitalization and acquisition. In connection therewith, the Members further fully, freely and voluntarily acknowledge and agree that additional capitalization and acquisitions of Intangible Contribution Interests under this Section 2.2 may, and in most cases will, include the allocation of Interests, including without limitation Financial Percentage Interests with or without corresponding Voting Control Interests, to investors, the Manager and/or officers, including without limitation some as Additional Members, whereupon the herein defined Interest(s) shall be correspondingly reduced and diluted on a *pro rata* basis, provided that in no event shall Voting Control Interest equal to or greater than fifty percent (50%) be so allocated and reduced except upon approval of a Supermajority-in-Interest of the Members. The Members have consulted with legal and financial counsel, or have had reasonable opportunity to do so, and as such understand and appreciate the implications of the agreements set forth in this Section 2.

2.3   **Withdrawal of Capital Contributions.**   No Member shall have the right to withdraw or reduce his/her/its capital contributions to the Company.

2.4   **Capital Accounts.**   Because the Company will be taxed as a corporation rather than a partnership, no capital accounts will be maintained for the Members.

2.5.   **Loans.** The Company may borrow such sums from time to time to as are necessary for the Company purpose designated in Section 1.5, above. The Manager shall have the sole authority, in his/her/its absolute discretion, to borrow money for the Company from banks, other lending institutions, the Members or affiliates of the Members. The Company shall offer the Company Property as collateral and security for the repayment of the loans and all interest and other obligations relating thereto. In connection with such borrowing, the Manager, for and on behalf of the Company, shall have the authority to execute, acknowledge and deliver to lenders any and all documents and instruments required thereby as a condition precedent thereto.

ARTICLE III
MANAGEMENT OF COMPANY

3.1 Management.

(a)   Manager Managed. The business and affairs of the Company shall be managed exclusively by the Manager in accordance with the Act and the terms of this Agreement. Under all circumstances, the Manager must be a Member of the Company, or else a Person who controls directly or indirectly more than fifty percent (50%) of a corporate entity or trust that is a Member of the Company, or else a corporate entity or trust, more than fifty percent (50%) of which is controlled by a Member of the Company. Pace Ellsworth is hereby designated and appointed as the initial Manager of the Company.

(b)   Manager Duties and Authority.

(i)   The Manager shall be primarily responsible for leading the development and execution of the Company's annual operations plans and long-term strategy and business plans, with a primary goal being to create and maximize value of the Company and its membership interests.

(ii)   The Manager shall be the chief administrative officer of the Company, may carry the title of Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and/or Chief Technology Officer as determined by a Majority-in-Interest of the Members, shall have general and active management of the long term affairs, business and operations of the Company, and shall have authority, individually or jointly, to execute bonds, mortgages, loans, leases and contracts for the Company.

(iii)   The Manager is authorized to open and sign bank accounts and to authorize other persons to open and sign such accounts on behalf of the Company.

(iv)   The Manager shall be responsible for development, implementation and reporting concerning information and data security programs and protocols and operation and maintenance of other technological features designed to protect the Company's trade secrets, proprietary information and otherwise confidential information.

(v)   The Manager shall attend all meetings of the Members and shall record all the votes of the Members and the minutes of the meetings of the Members in a book or books to be kept for that purpose. The Manager shall see that notices are given and records and reports are properly kept and filed by the Company as required by law, and shall be the custodian(s) of the Company's records, including without limitation the list of Members referenced in Section 4.3.

(vi)   Except as otherwise provided by law or this Agreement, all actions relating to the management and conduct of the business and affairs of the Company, and all acts of the Company hereunder, shall be taken upon the consent or approval the Manager, which consent shall not be unreasonably withheld, conditioned or delayed.

(vii)   The Manager may delegate duties as deemed appropriate in his/her/its reasonable discretion.

(c)   **Day to Day Handling of Business and Affairs.** Subject to the provisions of Sections 3.1(a) and (b) above and Section 3.2, below, the Manager shall be responsible for and authorized to handle the day to day business and affairs of the Company. The day to day affairs of the Company shall include all actions necessary to achieve the purposes of the Company as provided above. Subject to the other terms and conditions hereof, the Manager shall have full, exclusive and complete power to manage and control the day to day affairs of the Company, including, without limitation, pay the debts and obligations of the Company as they become due, the power to execute licenses, contracts, agreements, leases and other instruments and documents in the name of the Company and take any other actions on behalf of the Company as required hereunder or as approved pursuant to the other terms and conditions hereof. The Manager shall also have the authority to carry out all of the Major Decisions, as defined below, in accordance with the terms and conditions hereof.

(d)   **Actions by Manager / Interim Manager.** No more than one Person may serve as Manager of the Company, provided that in the event a Manager resigns such Manager may appoint an interim Manager until such time as a Supermajority-in-Interest of the Members appoints a permanent successor Manager. In such event, all Manager action shall require consent or agreement by both the Manager and the interim Manager. In the event of any disagreement between the Manager and interim Manager, action by a Supermajority-in-Interest of the Members shall be binding upon the both.

(e)   **Removal of Manager.** The Manager of the Company may be removed and replaced from time to time only for cause and only by a vote of a Supermajority-in-Interest of the Members, other than said Manager if he/she/it is also a Member, at a regular meeting or special meeting designated for such purpose. For the purpose of removal, cause consists solely of actions or omissions involving criminal activity or matters of moral turpitude, violation of the duty of loyalty to the Company, or persistent violations of duties under this Agreement, which are likely to hinder the business, affairs and activities of the Company or standing in the community of the Company or impede the fulfillment of the purpose of the Company.

(f)   Compensation of Manager. The Manager shall devote such time and attention to the management and affairs of the Company as shall be reasonably appropriate for the efficient and timely conduct of its business. Upon approval by a Supermajority-in-Interest of the Members, as part of the Company's operating expenses, the Manager may, but is not otherwise entitled to, receive, compensation for services performed for the Company, such amount to be set and approved by a Supermajority-in-Interest of the Members, from time to time and such amount to remain the same unless otherwise changed by a Supermajority-in-Interest of the Members, to the extent funds for such compensation are readily available. In the event such funds are not readily available, such compensation shall not be approved, or if previously approved, such approval shall be deferred until such time as sufficient funds for such compensation are available, with there being no deferment or carry-over in the interim. In addition, upon approval by a Supermajority-in-Interest of the Members, each Manager may, but is not otherwise entitled to, receive additional compensation and benefits, including without limitation Intangible Contribution Interests, each as defined in a Management Agreement or an Executive Employment Agreement, as applicable, approved by a Supermajority-in-Interest of the Members and executed between the Company and such Manager, and each subject to the limitations set forth in Section 2.2(c), above. The Manager in any event shall be entitled to reimbursement of all reasonable costs and expenses which he/she/it incurs after the date first set forth above for work or services performed by such Manager that are solely for Company purposes. In the event Company funds for such reimbursement are not readily available, such reimbursement and the entitlement thereto shall carry forward without interest until paid.

(g)   Advisors. At the discretion of the Manager, one or more Persons may be designated as advisors or as an advisory board, to provide input and consultation to the Manager and Company on an as-needed, if needed basis, with respect to the operations, business and affairs of the company, research and development, marketing and industry and public relations. Each such advisor shall be appointed and removed at the pleasure of the Manager or a Supermajority-in-Interest of the Members, and upon appointment, each such advisor shall execute a corresponding agreement with the Company, which shall be approved by a Supermajority-in-Interest of the Members. Such agreement shall under all circumstances include the following provisions: (i) neither the Manager nor the Company is bound or obligated to accept, apply or implement any input, suggestions or recommendations of such advisor, it being understood and agreed that the Manager have full discretion to utilize or not utilize any such input, suggestions or recommendations as such Manager sees fit; (ii) such advisor's service to the Company and the Manager as an advisor is solely and strictly in a voluntary capacity, and such advisor neither expects nor is entitled to any compensation or benefits in exchange for such service; (iii) with the exception of any violations of such agreement, such advisor shall be indemnified as provided in Section 3.7 of this Agreement; (iv) the Company's intellectual property shall be maintained and protected; and (v) such advisor shall protect the confidentiality of the Company's proprietary information.

3.2 Major Decisions. No act shall be taken or sum expended or obligation incurred by the Company or any Manager with respect to a matter within the scope of any of the major decisions affecting the Company as defined below ("*Major Decisions*"), unless such of the Major Decisions have been approved in advance by All of the Members, a Supermajority-in-Interest of the Members, or a Majority-in-Interest of the Members, each as set forth in this Section 3.2. The "Major Decisions" shall include the following:

(a) **Major Decisions requiring approval by All of the Members:**

(i) To dissolve the Company;

(ii) To make any material change in the Company purpose; and

(iii) Any other action for which approval by All of the Members is expressly required under this Agreement.

(b) **Major Decisions requiring approval by a Supermajority-in-Interest of the Members:**

(i) To amend this Agreement;

(ii) To amend the Company's Articles of Organization;

(iii) To remove a Manager;

(iv) To appoint a new Manager;

(v) To approve any merger or consolidation of the Company;

(vi) To authorize the Company to enter into any new business other than incidental to the Company's purposes set forth in this Agreement;

(vii) To authorize the Company to incur any debt or contractual obligation that, together with all other existing debts and contract obligations, other than those in the ordinary course of business to pay for routine services and supplies, and other than those related to any Company acquisition of a Member's Interest(s), requires the Company to pay more than $100,000.00 in any fiscal year;

(viii) To relocate the Company's principal place of business;

(ix) To authorize the Company to cease business operations for any period;

(x)   To agree to any judgment against the Company;

(xi)   To submit any Company claim to binding arbitration;

(xii)   To authorize the Company to make any assignment for the benefit of creditors, to declare the Company insolvent or to file a voluntary petition in bankruptcy or any petition seeking any reorganization, composition, liquidation, dissolution or similar relief under the Bankruptcy Code or any similarly applicable federal or state laws relative to bankruptcy, insolvency, receivership or other relief for debtors, or to consent to or acquiesce in the entry of any order, judgment or decree approving a petition filed against or by the Company seeking any such action under the Bankruptcy Code or any such laws, or to seek, consent to or acquiesce in the appointment or any trustee, receiver, conservator or liquidator of the Company or any Company Property;

(xiii) To approve investments or capital contributions by those other than existing Members;

(xiv)   To approve capitalization that would dilute any existing Member's Company Interests; and

(xv)   Any other action for which a Supermajority-in-Interest of the Members is expressly required under this Agreement.

(c)   Major Decisions requiring approval by a Majority-in-Interest of the Members:

(i)   To remove an Officer and to appoint Officers as set forth in Section 3.3, below;

(ii)   To authorize the Company to incur any debt or contractual obligation that exceeds $10,000 for any particular transaction;

(iii)   To open an office of the Company in any new state;

(iv)   To increase, modify, consolidate or extend any loan in a principal amount greater than $100,000.00, whether secured or unsecured, affecting the Company, or the Company's business, affairs or operations, other than in relation to any Company acquisition of a Member's Interest(s);

(v)   To distribute any Company cash or Property to any Member, other than as expressly provided in this Operating Agreement;

(vi)   To approve any contract or contractual agreement between the Company and any Member or affiliate of any Member; and

(vii)   Any other action for which a Majority-in-Interest of the Members is expressly required under this Agreement.

3.3   **Officers.** At all times the Company is in existence, it shall have certain officers, which shall include at least a Chief Executive Officer and a Chief Financial Officer. Pace Ellsworth shall serve as the Company's initial Chief Executive Officer and Chief Financial Officer. Each Company officer must be either a Member of the Company, or else a Person who controls more than fifty percent (50%) of a corporate entity or trust that is a Member of the Company, upon appointment and must remain as such while holding such office. Other than Pace Ellsworth as the Company's initial Chief Executive Officer and Chief Financial Officer, no one Person may serve simultaneously as Chief Executive Officer and Chief Financial Officer. Otherwise one Person may hold more than one office.

(a)   **Term of Officers**. Except as hereinafter provided, officers shall serve in such capacity until they resign, or until their successors are duly elected and appointed by a Majority-in-Interest of the Members.

(b)   **Chief Executive Officer**. The Chief Executive Officer shall be a single officer, who is primarily responsible for leading the development and execution of the Company's long-term strategy, five and ten year business plans, with a primary goal being to create and maximize value of the Company and its membership interests. The Chief Executive Officer shall be the chief administrative officer of the Company, shall preside at all meetings of the Members, and shall have general and active management of the long term affairs, business and operations of the Company. Among these and other duties and responsibilities, the Chief Executive Officer shall be primarily responsible for the following:

(i)   Lead, in cooperation and consultation with the other officers and the Manager, and with the Members holding Voting Control Interest as appropriate, the development of the Company's strategy, marketing presence and business identity;

(ii)   Lead the Company's external sales, diversification, acquisition and expansion efforts;

(iii)   Lead, oversee and supervise actively the implementation of the Company's long and short term plans in accordance with the Company's developed strategy;

(iv) Ensure that the Company is appropriately organized and staffed, with authority to hire and terminate staff, or to delegate such hiring and termination, as reasonably necessary to enable the Company to perform and achieve its strategic goals;

(v) Ensure that the Company has appropriate resources, external business and other partners and logistical and other systems as reasonably necessary to enable the Company to conduct its business and other activities effectively, efficiently and expediently;

(vi) Ensure that the Company maintains high standards of corporate citizenship and corporate social responsibility wherever the Company conducts business;

(vii) Communicate effectively with all of the Company's Members, employees, independent contractors, business partners, Government authorities, others with any interest in the Company and/or its business and affairs and the general public;

(viii) Ensure that the other officers and the Manager, as well as the Members holding Voting Control Interest, are properly informed, and that sufficient information and coordination is provided to the Company's other officers and the Manager, and to the Members holding Voting Control Interest, to enable them to make all appropriate determinations and judgments and implement corresponding action items accordingly;

(ix) Oversee the overall Governance activities of the Company, including without limitation all meetings of the Members;

(x) Initiate planning for potential new Company product lines, services and/or changes to present Company product lines and/or services, consistent with the Company's corporate strategy and organizational execution;

(xi) Keep up to date and inform the other officers and the Manager, and the Members holding Voting Control Interest as appropriate, with respect to changes in any legal, technical, vendor and department operation data affecting the Company's business, affairs and operations;

(xii) Develop and maintain an organizational plan and structure for the Company, which will maximize the skills, talents and productivity of individuals associated with the Company, and which will aid in accomplishing the Company's annual operations plan;

(xiii) Develop and implement procedures for the Company to receive, review and address feedback, concerns, input and suggestions from the Company's

Members, employees, independent contractors, business partners, government authorities, and others with any interest in the Company and/or its business, operations and affairs;

(xiv)   Work with the Company's other officers and the Manager to maintain and direct the Company's community relations, such that community member, consumer and business confidence in the Company is established, stable and strengthened to the greatest extent reasonably possible;

(xv)   Ensure the appropriateness, integrity and accuracy of all public disclosures by the Company; and

(xvi)   Preserve and expand the base of the Company's existing resources, consistent with the Company's policies, directives and resolutions as set forth by the Company's other officers and the Manager, and Members holding Voting Control Interest as appropriate.

(c)   **Chief Financial Officer**. The Chief Financial Officer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Managing Members. The Chief Financial Officer shall disburse the funds of the Company as may be required or requested in accordance with this Agreement as appropriate, taking proper vouchers for such disbursements, and shall render to the other officers and the Manager an account of all his/her/its transactions as Chief Financial Officer and of the financial condition of the Company. The Chief Financial Officer shall, in cooperation with and upon consultation with the other officers and the Manager, prepare, keep and maintain an up to date list of all Company Property. Among these and other duties and responsibilities, the Chief Financial Officer shall be primarily responsible for the following:

(i)   Coordinate and supervise the preparation of the Company's planned budgets for approval;

(ii)   Plan, develop, organize, implement, direct and evaluate the Company's fiscal functions and performance on a regular basis and report to the other officers and the Manager, and to the Members holding Voting Control Interest as appropriate, regarding the same;

(iii)   Ensure credibility of the Company's financial operations by providing timely and accurate analyses of budgets, financial trends and business forecasts;

(iv)   Oversee the Company's resources and coordinate their most productive uses, with a primary goal being to create and maximize value of the Company and its membership interests;

(v)   Participate in the development of the Company's overall business plans and programs as a strategic partner;

(vi)   Direct and oversee all aspects of all finance and accounting functions of the Company;

(vii)   Evaluate and advise with respect to the financial and accounting impact of the Company's long range planning, introduction of new programs and strategies and regulatory action;

(viii)   Enhance and/or develop and implement and enforce policies and procedures of the Company through systems that will improve and maximize the overall financial operation and effectiveness of the Company;

(ix)   Provide the Company's executive management, including the other officers and the Manager, with advice regarding the financial implications of the Company's current and proposed business activities;

(x)   Manage Company processes for financial forecasting, budgets, business consolidation and financial reporting to the Company;

(xi)   Provide strategic input and leadership with respect to decision making issues affecting the financial well-being of the Company, including without limitation evaluation of potential alliances, mergers, acquisitions, joint ventures, business relationships and business development activities;

(xii)   In the absence of the Chief Executive Officer, oversee the overall governance activities of the Company, including without limitation at the meetings of the Members, as necessary or required;

(xiii)   Monitor and control purchases in a manner that ensures that the Company's planned budgets are met; and

(xiv)   Ensure that effective internal financial and accounting controls are in place within the Company, and ensure compliance with Generally Accepted Accounting Principles (GAAP) and all applicable federal, state and local laws, regulations, rules, policies and procedures related to financial and tax reporting.

(d)   Chief Operating Officer. In the event a Chief Operating Officer is appointed as set forth in Section 3.3(a), above, such officer shall be responsible for implementing, directing, administering and coordinating the Company's day-to-day operations, together with the Manager, consistent with the Company's long term plans, policies, goals and objectives. The day-to-day affairs, business and operations of the Company shall include all actions necessary to achieve the purposes of the Company as provided above. In the event the Company does not have a Chief Operating Officer, all functions set forth in this Section 3.3(d) shall be performed by the Manager. Otherwise, the Chief Operating Officer shall be responsible for the Company's risk management strategies and approaches. The Chief Operating Officer, if appointed as such, shall also be responsible for maintaining and updating the Company's records other than the Company's books maintained by the Chief Financial Officer. Among these and other duties and responsibilities, the Chief Operating Officer shall be primarily responsible for the following:

(i)   Support and promote the Company's business development efforts, internally and externally, consistent with the Company's overall strategy, including without limitation the Company's long term business plans;

(ii)   Develop and implement policies with regard to the Company's operations, personnel, planning and compensation;

(iii)   Develop and maintain a personal awareness and understanding of each of the Company's departments, functions, performance measurements and continuing quality improvement standards and supervise Company efforts regarding the same;

(iv)   Drive key performance indicators for the Company, including without limitation consideration of efficiency and effectiveness factors, and report and recommend to the other officers and the Manager, and to the Members holding Voting Control Interest as appropriate, regarding the same;

(v)   Direct internal operations of the Company to achieve budgeted results and meet other financial and business criteria of the Company;

(vi)   Participate in the development and preparation of Company short term and long range strategic plans, business development and budgeting, based upon organizational goals and objectives;

(vii)   Direct development and adherence to continuing quality control standards and improvements, thereby solidifying the Company's management control and direction of the Company's business and affairs;

(viii)   Manage key projects and special initiatives, which relate to organizational growth, with a focus on infrastructure, logistics and human resources;

(ix)   Appraise and evaluate the results of the Company's overall operations regularly and systematically, and report regularly and recommend to the other officers and the Manager, and to the Members holding Voting Control Interest as appropriate, regarding the same;

(x)   Ensure that all Company activities and operations are conducted in compliance with all applicable federal, state and local laws, regulations, rules, policies and procedures related to business operations;

(xi)   Be responsible for development, implementation and reporting concerning information and data security programs and protocols and operation and maintenance of other technological features designed to protect the Company's trade secrets, proprietary information and otherwise confidential information; and

(xii)   In cooperation and upon consultation with the Chief Financial Officer, oversee the Company's internal financial and accounting controls and financial and business activities, including without limitation budgeting, profit and loss management and reporting and annual budgeting for the Company.

(e)   Resignations. Any Officer may resign at any time by giving written notice to the Manager. Such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(f)   Removal of Officers. At any annual meeting under Section 5.1, below, or else at any meeting called under Section 5.2, below, for the purpose of removing one or more Officers, such Officer(s) may be removed, only with cause, by a Majority-in-Interest of the Members. For the purpose of removal, cause consists solely of actions or omissions involving criminal activity or matters of moral turpitude, violation of the duty of loyalty to the Company, or persistent violations of duties under this Operating Agreement, which are likely to hinder the business, affairs and activities of the Company or standing in the community of the Company or impede the fulfillment of the purpose of the Company.

(g)   Officer Vacancies. Any vacancy occurring among officers may be filled by a Majority-In-Interest of the Members at an annual meeting under Section 5.1, below, or else at a meeting designated for such purpose under Section 5.2, below. At an annual meeting under Section 5.1, below, or else at a meeting designated for such purpose under Section 5.2, below, a Majority-in-Interest of the Members may create new offices for certain designated purposes, including without limitation that of Chief Operating Officer as defined in Section 3.3(d), above, subject to this Section 3.3, whereupon any newly created office shall be deemed a vacancy.

(h)   Compensation of Officers. Upon approval by a Supermajority-in-Interest of the Members, an officer may, but is not otherwise entitled to, receive as compensation for services rendered as an officer certain Intangible Contribution Interests, each as defined in an agreement approved by a Supermajority-in-Interest of the Members, which may be the same agreement referenced at the beginning of this Section 3.3, and each subject to the limitations set forth in Section 2.2(c), above. Each officer in any event shall be entitled to reimbursement of all reasonable costs and expenses which he/she/it incurs after the date first set forth above for work or services performed by such officer that are solely for Company purposes. In the event Company funds for such reimbursement are not readily available, such reimbursement and the entitlement thereto shall carry forward without interest until paid. Nothing herein contained shall be construed to preclude any officer from serving the Company in any other capacity and receiving reasonable compensation for personal services rendered to the Company that are necessary or appropriate to carry out one or more of the Company's purposes, or to preclude any officer from otherwise acquiring Interests or equity options as permitted under this Agreement

      3.4   Reliance by Third Parties. Any Person dealing with the Manager shall have the right to rely on a written certification by such Manager that any required approval on behalf of the Company has been obtained, only to the extent actually authorized in accordance with this Agreement.

      3.5   Restrictions on Members. Notwithstanding any other provision hereof, no single Member other than the Manager is authorized or empowered to execute, deliver or perform any agreements, acts, transactions or matters contemplated in this Agreement on behalf of the Company as agent for the Company, notwithstanding any applicable law, rule or regulations to the contrary, except to the extent designated in writing by the Manager.

      3.6   Bank Accounts and Financial Reporting. The Manager may from time to time open bank accounts in the name of the Company, which may include a separate account for Reserves. The Manager or Chief Financial Officer shall provide quarterly reports to all of the Members of the material financial activities and condition of the Company.

      3.7   Indemnity of Manager and Officers. The Company and its receiver or trustee shall, to the maximum extent permitted by applicable law, indemnify, defend, protect and hold harmless the Manager (including any interim Manager) and each of the Company officers to the extent of the Company's assets and insurance, for, from and against any liability, damage, cost, expense, loss, claim or judgment incurred by such Manager or Company officer arising out of any claim based upon acts performed or omitted to be performed by such Manager or Company officer in connection with the business and affairs of the Company, including, without limitation, attorneys' fees and costs incurred by such Manager or Company officer in settlement or defense of such claims. Notwithstanding the foregoing, the Manager and Company officers shall not be so indemnified, defended, protected or held harmless for claims based upon acts or omissions in breach of this Agreement or any agreement between the Company and any such Manager or Company officer required under this Agreement, or which constitute fraud, gross negligence or willful misconduct with respect to the Company or to the Members.

3.8   Financial and Tax Matters Person. A Manager or else the Chief Financial Officer shall be selected to act as "tax matters person" of the Company pursuant to Code § 6231. Pace Ellsworth, as the Company's initial Manager and Chief Financial Officer, is hereby designated as the Company's initial "tax matters person". The "tax matters person" shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary or required in each jurisdiction in which the Company does business. Copies of all tax returns required to be filed by the Company, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's fiscal year.   Such "tax matters person" designated under this Section 3.8 may only be removed and replaced as provided for removal of Managers under Section 3.1(e), above, or removal of officers under Section 3.3(g), above, as the case may be, whereupon a Majority-in-Interest of the Members shall designate a new "tax matters person" under the terms and conditions of this Section 3.8.

ARTICLE IV
RIGHTS AND OBLIGATIONS OF MEMBERS

4.1   Limitation on Management. The Members' rights to affect the business or affairs of the Company shall be limited to the terms and conditions hereof.

4.2   Limitation of Liability. Each Member's liability for the debts and obligations of the Company shall be limited as set forth in A.R.S. § 29-651 and other applicable law.

4.3   List of Members. A list showing the names, last known addresses and Interests of all Members in the Company shall be maintained at the registered office of the Company.

4.4   Company Books. During the term of the Company, and for five (5) years thereafter, all accounts, books, and other relevant Company documents, including, without limitation, a copy of the Articles of Organization initially filed with the Arizona Corporation Commission, copies of this Agreement, together with any supplements, modifications or amendments hereto, any prior operating agreements no longer in effect, written agreements by a Member to make a Capital Contribution to the Company, copies of the Company's federal, state and local income tax returns and reports and copies of all financial statements shall be maintained and preserved at the Company's registered office. Each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents at the Member's expense.

4.5   No Priority on Return of Capital. Except as expressly provided in connection with an additional capitalization under Section 2.2, above, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Net Profits, Net Losses, or distributions, provided that this section shall not apply to loans (as distinguished from capital contributions) which a Member has made to the Company.

4.6   Duty of Loyalty. Each Member owes to the Company a duty of loyalty, and as such no Member may engage in any other business that is the same or similar to the business of the Company, or that is directly or indirectly competitive with the Company, except upon approval of a Supermajority-in-Interest of the Members. No Member may under any circumstances engage in any business or activities, which could reasonably be anticipated, in the Manager's reasonable discretion, to create, cause or result in any material adverse effect upon the Company.

4.7   Confidentiality and Intellectual Property.   In connection with status as a Member and/or officer of the Company, as the case may be, the Company might provide, and such Member and/or officer, as "*Recipient*", will receive, certain "*Confidential Information*" concerning one or more prospective research and development, marketing, manufacturing, distribution, production, expansion and/or other projects or business ventures (collectively, the "*Project(s)*") or with respect to one or more Company products (collectively, the "*Product(s)*") or services (collectively, the "*Service(s)*"), which the Company deems to be highly proprietary and valuable.

(a)   Scope of Confidentiality Protection. For the purpose of this Section 4.7, "*Confidential Information*" shall include all information, whether written or oral, that is prepared, uniquely known and/or provided by the Company, and/or any affiliate, parent, subsidiary, principal, officer, director, employee, agent, representative, successor or assign of the Company (collectively, the "*Company Parties*", and each a "*Company Party*"), including without limitation that related to prospective development of the Project(s), Product(s) and/or Service(s), the Project location(s), descriptions, compositions and features of the Product(s) and/ or Service(s), operational, logistical, financial, physical, legal and other practical requirements for the Project(s), Product(s) and/or Service(s), expected financial gains to be realized from the Project(s), Product(s) and/or Service(s), identities of parties potentially involved with the Project(s), Product(s) and/or Service(s), including without limitation actual and prospective vendors, contractors, consultants, distributors, suppliers, and other business partners of the Company related to the Project(s), Product(s) and/or Service(s), prospective impacts of the Project(s), Product(s) and/or Service(s), and other information related to the Project(s), Product(s) and/or Service(s), or the Company's prospective involvement with therewith, that is not readily available to the public. For the purpose of this Agreement, "*Confidential Information*" shall also mean (i) the contents of this Agreement, with the understanding that the existence of this Agreement and Recipient's general obligation of confidentiality hereunder may and should be disclosed to all third parties who seek or might receive any Confidential Information; (ii) all Intellectual Property, as defined in Section 4.7(b), below; (iii) non-public information related to any and all Project(s), Product(s) and Service(s) developed, performed or generated by or for the Company or any of the Company Parties; and (iv) proprietary information relating to the business, operations, methodologies, technologies, personnel, vendors, financial condition or procedures of the Company or any of the Company Parties that is not generally known to the public and that, under all of the circumstances, ought reasonably to be treated as confidential and/or proprietary. Confidential Information shall include any information, whether or not labeled "confidential", that by its nature could be deemed to be confidential, sensitive, privileged and/or proprietary information of the Company or any of the Company Parties. Recipient shall disclose the Confidential Information solely as necessary for performance of Recipient's duties as Member and/or officer, as the case may be, and Recipient shall consider and utilize the Confidential Information solely for such purposes. Confidential Information may be disclosed orally, visually, and in written form (including but not limited to electronic or other media).

      (b)   **Intellectual Property**. All Intellectual Property in any way related to any Confidential Information provided by the Company or any of the Company Parties to Recipient, is hereby acknowledged to remain in the exclusive possession of the Company, the applicable Company Party, or the applicable licensor thereof (each a "***Company Licensor***"), as appropriate, and any rights to or interests in such Intellectual Property, or any permutation or derivation thereof, are hereby fully disclaimed, waived and renounced in favor of the Company, the applicable Company Party, and/or the applicable Company Licensor, as appropriate, by Recipient. For the purposes of this Section 4.7(b), "***Intellectual Property***" means all intellectual property owned, licensed (as licensee) or otherwise used by the Company and/or any of the Company Parties, arising from or in respect of, or that might arise from or relate to, the following, whether protected, created or arising under the laws of the United States or any other jurisdiction, whether or not registered with any governmental authority: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, reexaminations, or reissues of patent applications and patents issuing thereon (collectively, "***Patents***"); (ii) all trademarks (registered or common law marks), service marks, trade names, service names, brand names, trade dress rights, logos, domain names, Internet URL addresses, corporate names and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof (collectively, "***Marks***"); (iii) all copyrights and registrations and applications therefor, works of authorship and mask work rights (collectively, "***Copyrights***"); (iv) all discoveries, concepts, ideas, research and development, know-how, formulae, inventions, compositions, manufacturing and production processes and techniques, technical data, procedures, designs, drawings, specifications, databases, and other proprietary and confidential information, including customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals of the Company and/or any of the Company Parties, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Marks, Copyrights or Patents; (v) all software, including all source code and open source code, and all related documentation; (vi) all artwork, designs, images or other content displayed, illustrated or otherwise used on or in connection with the Company's websites or any websites of any of the Company Parties or otherwise used in connection with the Company or any Product(s), Project(s) and/or Service(s) of the Company or any Company Party; and (vii) all other technology and know-how uniquely in the possession of the Company and/or any of the Company Parties.

(c) **Restrictions Regarding Intellectual Property**. Neither Recipient, nor any affiliate, parent, subsidiary, principal, officer, director, employee, agent, representative, predecessor, successor, assign, legal or financial advisor, contractor or consultant of Recipient that is not Company, a Company Party or an applicable Company Licensor as referenced in Section 4.7(b), above (collectively, the "*Recipient Parties*", and each a "*Recipient Party*"), may apply for a right in, use, or utilize any Intellectual Property for any purpose, except upon the express written consent of the Company in the sole and absolute discretion of the Manager, or a Supermajority-in-Interest of the Members, whether or not any Intellectual Property has been issued, registered, or in any other way afforded any rights by the United States Patent and Trademark Office, the United States Copyright Office, or other similar administrative agency. To the extent Recipient or any Recipient Party may claim any rights, direct, derivative or otherwise, related to any Intellectual Property, Recipient, for himself/herself/itself and for each Recipient Party to the maximum extent provided by law, hereby disclaims such rights and assigns such rights to the Company, and Recipient agrees to execute, and, in the alternative, hereby grants to the Company power of attorney to execute and record in their stead any and all documentation, including without limitation disclaimers and assignments of Intellectual Property rights, as necessary to document publicly, legally, and officially the exclusive ownership of all Intellectual Property referenced in Section 4.7(b), by the Company, the applicable Company Party, or the applicable Company Licensor, as appropriate, and Recipient shall cause each Recipient Party as needed to so disclaim and assign such rights. Neither Recipient, nor any third party, may market, utilize, reuse or redistribute any Intellectual Property, except as authorized hereunder or except as approved in writing by the Manager or as approved by a Supermajority-in-Interest of the Members. No license or other right of any kind in any Intellectual Property is granted or otherwise provided to Recipient or any third-party in relation to this Agreement.

(d) **Restrictions Regarding Disclosure of Confidential Information to Third Parties**. Recipient shall, and shall cause each Recipient Party to, hold the Company's Confidential Information, whether delivered before or after the date hereof, in strict confidence and shall refrain from, and shall cause each Recipient Party to refrain from: (i) providing, copying, disclosing, divulging or otherwise making available the Confidential Information to any other person or entity without the prior written consent of the Manager, which consent shall be in the sole discretion thereof; and (ii) removing or permitting to be removed from such Confidential Information any notice indicating the confidential nature of, or the Company's proprietary right in and to the Confidential Information. Recipient shall, and shall cause each Recipient Party to, exercise at least the same degree of care and protection with respect to the Company's Confidential Information that Recipient and each of the Recipient Parties would exercise with respect to their own confidential, sensitive, privileged and/or proprietary information, which in no event shall be less than the highest level of care for the industry. Recipient shall, and shall cause each Recipient Party to, take all precautions necessary to ensure that the Confidential Information shall not be, or permitted to be, shown, copied or disclosed to other parties, except as expressly provided in this Section 4.7. In the event of written consent to disclose Confidential

Information to any other party, Recipient shall, and shall cause each Recipient Party to: (i) advise that other party of his/her/its obligations with respect to the Confidential Information as set forth in this Section 4.7; (ii) have that party acknowledge in writing that the terms and conditions of this Section 4.7 may be directly enforced by the Company against him/her/it as a condition to such disclosure; and (iii) provide an original of such written acknowledgment to the Company, if so requested by the Manager. In any event, Recipient shall, and shall cause each Recipient Party to, disclose the Confidential Information to the other party only as necessary for the purposes authorized in writing by the Manager, shall ensure that confidentiality notices are included in full on copies of Confidential Information so provided if requested by the Manager, and shall account for the return or destruction of the Confidential Information and all reproductions thereof, if so requested by the Manager. The Company hereby consents to the disclosure of Confidential Information by the Recipient to any Recipient Party solely as necessary to fulfill the duties obligations of Members and to enforce the rights of Members under this Agreement and expressly subject to the remaining requirements of this Section 4.7.

(e)   Ownership of Confidential Information. All Confidential Information, including reproductions thereof, shall be deemed to be and remain the exclusive property of the Company (or Company Party or Company Licensor, as appropriate), and no ownership rights of any kind in and to any of the Confidential Information are transferred to Recipient, any Recipient Party or any third party hereunder.

(f)   Restrictive Covenant. In consideration of any Confidential Information, which Recipient will receive or have access to, in connection with the Project(s), Product(s) and/ or Service(s), similar projects, products and/or services and other Confidential Information, Recipient shall not, and shall cause each Recipient Party not to, use or utilize any Company Confidential Information to: (i) directly or indirectly sell to, solicit or divert, or attempt to sell to, solicit or divert any customer, client or business affiliate of the Company for the purpose of or with the result of (A) competing with the Company with respect to the Project(s), Product(s) or Service(s), or any of them, (B) altering, modifying, diverting or precluding the development of any business relationship involving the Project(s), Product(s) or Service(s) or any of them, or (C) otherwise interfering with business transacted with the Company with respect to the Project(s), Product(s) or Service(s), or any of them; or (ii) directly or indirectly solicit or attempt to solicit, encourage, induce or entice the Company's employees, contractors, suppliers or consultants to terminate or modify their employment, engagement or business relationship with the Company with respect to the Project(s), Product(s) or Service(s), or any of them.

(g)   Exceptions to Confidentiality. The foregoing obligations of confidentiality shall not apply to any Confidential Information which: (i) is or becomes available to the public through no act or omission of Recipient or any Recipient Party or any party in violation of the terms and conditions of this Section 4.7; (ii) was already known by Recipient at the time of the disclosure by the Company, as evidenced by Recipient's written records existing prior to the date of the Company's disclosure; (iii) is lawfully obtained from a person or entity not a party to this Agreement without any obligation of confidentiality; (iv) is approved for release by the Company's written authorization, but only to the extent of such authorization and subject to the further requirements set forth in Sections 4.7 (c) and (d), above; (v) is required by law or regulation to be disclosed to any person, but only: (A) to the extent and for the purposes of such required disclosure and (B) after first giving the Company, through the Manager, reasonable notice of such required disclosure and reasonable opportunity to contest such required disclosure; (vi) is disclosed in response to a valid order of a court or other governmental body or any political subdivisions thereof, but only to the extent of and for the purposes of such order, and only if the Recipient first promptly notifies the Company, through the Manager, of the order and permits the Company to seek an appropriate protective order; or (vii) is developed independently by Recipient or a Recipient Party by personnel not having access to any of the Company's Confidential Information.

    (h) Obligation to Notify and Assist. Recipient agrees to notify the Company immediately of any unauthorized use or disclosure of any of the Company's Confidential Information related to the Recipient or any Recipient Party's possession of such Confidential Information or any other breach of this Section 4.7 and this Agreement, and Recipient agrees to cooperate in every reasonable way to help the Company regain possession of any misused or mis-disclosed Confidential Information of the Company and prevent (or limit to the extent possible) its further unauthorized use or disclosure.

    (i) Reverse Engineering / Independent Development. Notwithstanding any other provision of this Agreement, Recipient shall not (and the Recipient shall not use any third party to), and Recipient shall cause each Recipient Party not to (and not to use any third party to) reverse engineer, decompile, disassemble, or otherwise attempt to discern the design, structure, internal workings, or other technology incorporated in any of the Company's Confidential Information.

    (j) Limitation Upon Warranty Concerning Confidential Information. All Company Confidential Information is provided "as-is, where-is", except as otherwise mandated by law. With such exception, the Company makes no warranty, express or implied, regarding the timeliness, accuracy, performance or completeness of any of its Confidential Information, except to the extent the Company knows or should in the ordinary course of business know of any inaccuracies, errors or omissions in such information, in which event the Company hereby warrants that it will promptly either correct or complete such information or report comprehensively and fully all inaccuracies, errors and omissions in such information.

    (k) Remedies. Each Member agrees and acknowledges that any such violation or threatened violation of any term of this Section 4.7 will cause irreparable injury to the Company and that, in addition to any other remedies that may be available at law or in equity, the Company shall be entitled to obtain injunctive relief against the threatened breach of this Section 4.7 or the continuation of any such breach, without the necessity of proving actual damages. The provisions of this Section 4.7 shall survive expiration or earlier termination of this Agreement.


ARTICLE V
MEETINGS OF MEMBERS


5.1   Annual Meeting. An annual meeting of the Members shall be held in December of each year, on such day and at such time and place as shall be determined by the Manager, commencing with the year 2016, for the purpose of the transaction of such business as may come before the meeting.

5.2   Special Meetings. Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by Members collectively holding greater than fifty percent (50%) Voting Control Interest at any time upon not less than ten (10) days prior written notice to all Members.

5.3   Place of Meetings. The Manager may designate any place, either within or outside the State of Arizona, as the place of meeting for any meeting of the Members. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be held at the office of the Company. Meetings may take place by conference call, in which case the immediately preceding sentence shall not apply.

5.4   Notice of Meetings. Except as provided in Section 5.5, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than three (3) nor more than twenty (20) days before the date of the meeting, either personally or by mail, by or at the direction of the Manager, to each Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered two calendar days after being deposited in the United States mail, addressed to the Member at his address as it appears on the books of the Company, with postage thereon prepaid. If transmitted by way of facsimile or electronic mail, such notice shall be deemed to be delivered on the date of such facsimile transmission to the fax number or electronic mail to the e-mail address, if any, for the respective Member which has been supplied by such Member and identified as such Member's facsimile number and e-mail address.

5.5   Meeting of all Members. If all Members holding Voting Control Interest in the Company shall meet at any time and place, either within or outside of the State of Arizona, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting all lawful action may be taken.

5.6   Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

5.7   Quorum. Members collectively holding greater than fifty percent (50%) Voting Control Interest, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Voting Control Interest so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at a meeting.

5.8   Manner of Acting. If a quorum is present, the affirmative vote of Members as required under this Agreement shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act or by the Company's Articles of Organization.

5.9   Proxies. At all meetings of Members a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

5.10   Action by Members Without a Meeting. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents (including without limitation via facsimile or electronic mail) describing the action taken, signed by each Member entitled to vote and delivered to the Manager for inclusion in the minutes or for filing with the Company records. Action taken under this section is effective when all Members entitled to vote have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

5.11   Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

ARTICLE VI
DISTRIBUTIONS; ALLOCATIONS OF PROFITS AND LOSSES

6.1 **Annual Distributions**. To enable the Members to pay taxes on income of the Company, the Company must distribute cash during each Fiscal Year in an amount equal to the product of: (a) the amount of the taxable income of the Company for the year and (b) the highest aggregate rate of federal, state, and local income and self-employment tax imposed on any Member's share of the income. Distributions must be paid quarterly at times that coincide to the extent possible with the Members' payment of estimated taxes, and the amount of each distribution is to be based on the anticipated taxable income of the Company for the Fiscal Year of the distribution and the anticipated tax rates of members, as determined at the time the distribution is made.

6.2 **Additional Distributions**. Additional distributions of cash or property may be made by the Company to the Members, at such times and in such amounts as a Majority-in-Interest of the Members determines.

6.3 **Allocation and Limitation.** All annual distributions and additional distributions must be made to members in proportion to the Financial Percentage Interests owned by each of them. No distribution, including an annual distribution, may be made to the extent it would violate the act's restrictions on distributions.

6.4 **Allocation of Profits and Losses.**

(a) **Net Profits and Net Losses.** The Net Profits and Net Losses of the Company for each Fiscal Year will be determined according to the accounting principles employed in the preparation of the Company's federal income tax information return for the year. No special provision will be made for tax-exempt or partially tax-exempt income. The corresponding profit or loss, as well as any items thereof that must be separately stated under Code § 1366(a), will be allocated to the Members in proportion to the Financial Percentage Interests held by each of them.

(b) **Membership Changes.** If a Member has not been a member during a full Fiscal Year of the Company, or if the Financial Percentage Interest held by a Member changes during a Fiscal Year, the Net Profits or Net Losses for such year must be allocated to the Members based on their pro rata shares, as defined in Code §1377(a). But if any Member's Financial Percentage Interest in the Company is terminated during a Fiscal Year, the Company may elect to treat the Company as having two taxable years—one ending on the date the Member's Financial Percentage Interest is terminated and the other ending on the last day of the Company's Fiscal Year. In this case, the Net Profits or Net Losses for each taxable year will be allocated only between those who were Members during that taxable year. This election is available under Code §1377(a)(2) and requires the consent of the Member whose interest is terminated as well as that of each of the other Members and the Company. In addition:

(i) If a Member dies, and all of the deceased Member's Financial Percentage Interest is purchased, the personal representative of the deceased Member's estate, all other Members, and the Company must agree to make an election under Code §1377(a)(2) to allocate the Net Profits or Net Losses of the Company for the Fiscal Year in which the purchase is made as if the Company had two taxable years.

(ii) If all of a living Member's Financial Percentage Interest in the Company is purchased and the other Members wish to make an election under Code §1377(a)(2) to allocate the Net Profits or Net Losses of the Company for the year of purchase as if the Company had two taxable years, the selling Member must agree to the election.

6.5   Title to Assets. Title to all assets of the Company will be held in the name of the Company. No Member has any right to the assets of the Company or any ownership interest in those assets except indirectly as a result of the Member's ownership of an Interest in the Company. No Member has any right to partition any assets of the Company or any right to receive any specific assets on the winding up of the business of the Company or on any other distribution from the Company. Assets of the Company may not be commingled with those of a Member or any other person.

6.6   Interest On or Return on Capital Contributions. Except as expressly provided herein, no Member shall be entitled to interest on the Member's Capital Contributions or to the return of the Member's Capital Contributions.

6.7   Loans to the Company. Nothing in this Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Company. Upon approval by the Manager, in his/her/its sole discretion, the Company may from time to time borrow from one or more Members who agree to make a loan to the Company such sums as are needed to cover operational or other costs or expenses of the Company. Simple interest on such Member loans shall accrue at the rate of 10.00% per annum, or such other rate as agreed to by such Member and the Company.

6.8   Accounting Method. The books and records of account of the Company shall be maintained in accordance with the accrual method of accounting.

6.9   Accounting Period. The Company's accounting period shall be the calendar year.

ARTICLE VII
TRANSFER OF COMPANY INTERESTS; SPOUSAL MATTERS

7.1   Limitations on Transfer of Company Interest.

(a)   Except as expressly provided in connection with capitalization of the Company under Sections 2.1 and 2.2 above, no Member shall sell, make an assignment, including an assignment for the benefit of creditors or transfer to a trustee or receiver for the benefit of creditors, give away, transfer or otherwise dispose of any Interest in the Company or, in the event the Member is a corporation or other form of entity, transfer the ownership or control of such Member to any third party unless the Member shall have first obtained the written consent of the Manager, or in the event of Voting Control Interest equal to or greater than fifty percent (50%), a Supermajority-in-Interest of the Members; provided, however that any transfer, assignment or other disposition by a Member to another Member, to a trust, corporation, partnership or limited liability company which is more than 50.00% owned and controlled by that Member, or to any of that Member's lineal descendants, or to a trust for the benefit of such lineal descendants, (each an "*Affiliate*", and in every case, the non-transferring Members shall be notified of such transfer) shall not be deemed to be a sale, gift, transfer or other disposition of a Member's Interest in the Company which requires prior written consent or gives rise to the right of first refusal or other rights hereinafter set forth.

(b)   In the event of a Member's bankruptcy or other involuntary transfer of interest, such as a creditor obtaining a lien or a charging order against a Member's interest, or an assignment for the benefit of creditors or transfer to a trustee or receiver for the benefit of creditors, such act shall constitute a material breach of this Agreement by such Member. In such event, upon approval by a Supermajority-in-Interest of the Members, the Company may redeem and recapture such Member's Interest in exchange for a price equal to one-half (1/2) of the fair market value of such Interest, provided that the creditor or claimant shall be provided written notice of such purchase within sixty (60) days thereafter. For the purpose of this Section 7.1(b), the determination of fair market value shall be made as follows: The applicable trustee, receiver or other third party holder of the Interest shall meet with the Manager to attempt to agree upon a fair market value for the Interest, including if necessary obtaining an updated appraisal of such fair market value through an independent third party, which shall be binding unless otherwise objected to and submitted to binding arbitration under Section 10.7 of this Agreement. Otherwise, the creditor or claimant shall only be considered an assignee of the corresponding Financial Percentage Interest and shall have no right to become a Member or have rights to participate in the affairs of the Company nor have the right to participate as a Member or Manager in any regard, said creditor or claimant only being entitled to receive the financial allocation and proceeds to which the Member would otherwise have been entitled.

(c)   In the event a Member is a corporation or other form of entity, and ownership or control of such Member, upon approval by a Supermajority-in-Interest of the Members under Section 7.1(a), above, is transferred to a third party that is not an Affiliate, then such Member shall provide notice of such transfer to the Initial Members, whereupon such Initial Members shall have the option, for a period of thirty (30) days from the date of receipt of such notice, to acquire or redeem such Member's Interests, in exchange for the fair market value of such Interests, as determined under Section 7.1(b), above.

(d)   In the event more than one Initial Member or successor in interest thereof, as the case may be, acquires such Member's Interest(s), provision of the consideration for each corresponding Financial Percentage Interest, and where applicable Voting Interest, shall be split on a *pro rata* basis by such acquiring party, each of whom will in turn acquire a corresponding *pro rata* share of Financial Percentage Interest, and where applicable Voting Interest.

(e)   None of the Members shall have the right to sell, assign, transfer or convey any interest in the Company, except in strict accordance with the provisions hereinabove or hereinafter set forth in accordance within this Article VII.

7.2   **Right of First Refusal.** In the event that any Member (hereinafter referred to as the "*Transferring Member*") shall desire to transfer for consideration all or part of such Member's Interest in the Company to any third party (one who is not a member) and such Member shall have received a bona fide written offer therefor which is acceptable to such Member, that Member shall, not less than thirty (30) days prior to the date of the proposed transfer, give notice (the "*Notice of Transfer*") to the Initial Members or their successors in interest, subject to the following terms and conditions:

(a)   The Notice of Transfer shall state that a bona fide offer has been received by the Transferring Member from such third party and shall contain the following information:

(i)   the fact that the Transferring Member's Interest in the Company is offered for acquisition by a third party in exchange for consideration;

(ii)   the consideration, terms, and conditions of transfer;

(iii)   the name and address of the third party to whom such Interest is proposed to be transferred; and

(iv)   an affirmative offer by the Transferring Member to transfer for consideration such Transferring Member's Interest in the Company to the Initial Member, at his discretion, for the same consideration and upon the same terms and conditions set forth in the Notice of Transfer or its cash equivalent, provided that in no event may any Transferring Member or Notice of Transfer confer any greater interest in the Company or any greater corresponding rights than that then held by such Transferring Member under this Agreement.

(b)   The Initial Members, or their successors in interest as the case may be, shall have the option, for a period of thirty (30) days from the date of such Notice of Transfer, within which to exercise the option to acquire for consideration all or a proportionate share, as the case might be, of the Transferring Member's Interest. Upon electing to acquire all or a proportionate share of the Transferring Member's Interest, the Initial Members, or their successors in interest as the case may be, shall notify such Transferring Member of such election in writing prior to the expiration of the thirty (30) day period.

(c)   The Initial Members, or their successors in interest as the case may be, shall return a completed Exercise of Option notice to the Transferring Member within the option period or they shall be deemed conclusively to have elected not to exercise their option conferred herein, and the Transferring Member shall thereafter be free to transfer, but only in strict accordance with the Notice of Transfer.

(d)   The closing of the acquisition of the Company Interest being offered, or the portion thereof being acquired, shall take place on the ninetieth (90th) day after the expiration of the option (provided, however, that if such ninetieth (90th) day shall be a Saturday, Sunday or other business holiday in Arizona, then such closing shall take place on the next succeeding regular business day) in the offices of the Company, or at such other time or place as may be mutually agreed upon in writing by the parties to the transaction to be closed.

(e)   In the event more than one Initial Member or their successors in interest, as the case may be, acquire such Transferring Member's Interest(s), provision of the consideration for each corresponding Financial Percentage Interest, and where applicable Voting Interest, shall be split on a *pro rata* basis by such acquiring parties, each of whom will in turn acquire a corresponding *pro rata* share of Financial Percentage Interest, and where applicable Voting Interest.

(f)   In no event, under this Article VII or otherwise, shall Voting Control Interest equal to or greater than fifty percent (50%) be transferred to any party except upon approval of a Supermajority-in-Interest of the Members.

7.3   Natural Person Members Matters.

(a)   Acquisition of Deceased Member's Interest. Subject to Section 7.1 above, upon the death of a natural person Member, unless the deceased Member's Interest is offered for acquisition pursuant to Section 7.2, for a period of ninety (90) days following such Member's death, the Initial Members, in proportion to their Financial Percentage Interests, shall have the option to acquire the entire Interest from the deceased Member's estate in consideration for the fair market value thereof.   For purposes of this Section 7.3 and any other provisions referring to hereto, the determination of fair market value shall be made as follows: the applicable personal representative or other third party holder of the Interest shall meet with the Initial Member(s), as applicable, to attempt to agree upon a fair market value for the Interest, including if necessary obtaining an updated appraisal of such fair market value through an independent third party, which shall be binding unless otherwise objected to and submitted to binding arbitration under Section 10.7 of this Agreement.

(b)   Divorce. Upon the divorce or legal separation of a Member, to the extent applicable, if any portion of the Member's Interest is awarded by a court or tribunal to the Member's Spouse (as defined below), then the Initial Members, in proportion to their Financial

Percentage Interests, shall have the option to acquire any portion of the divorced or separated Member's Interest awarded to such Member's Spouse for the fair market value of the Interest, as determined as provided in paragraph (a), above.

(c)   **Spouses of Member.** By executing this Agreement, the spouse of each Member ("*Spouse*"), to the extent applicable, acknowledges, approves and consents to the terms and conditions of this Agreement and agrees, for himself or herself and for the marital community, that: (i) the Member shall have the sole right and authority to vote on any matter to come before the Members, (ii) that any amendments to this Agreement shall require only the signature of the Member and shall be effective and fully binding on the Spouse even without the Spouse's signature; and (iii) that he or she shall not take any action that could in any way hinder the operation or business of the Company or the effect of the Agreement on his or her interest in the Company .

(d)   **Involuntary Transfer Upon Divorce of Member.** It is the Members' intention and agreement, upon which they are relying in entering into this Agreement, that a divorce or legal separation of any of them who are individuals and their respective Spouses shall not interfere in the operation of the Company and the business relationships among the Members.   To effectuate this intent, each individual Member and any Spouse who holds their interest in the Company as community property agrees that in the event of a community property settlement incident to a divorce, legal separation or otherwise, any Interest in the Company shall be allocated or awarded to the Member and that the Spouse shall, if applicable, be compensated out of other community assets.   Similarly, each individual Member and respective Spouse agree that in connection with any property division incident to their divorce or legal separation, such Member and Spouse shall petition the court or tribunal having jurisdiction of the matter to award the whole of community owned Interest in the Company to the Member and to award his or her Spouse a compensatory amount out of other community property.   The parties further recognize that a court or tribunal may choose not to make an award as contemplated by the preceding sentence and therefore have provided the other Members the option to acquire the affected Member's Interest, however held, on the terms and conditions set forth in this Agreement.

7.4   **Acquisition of Incapacitated Member's Interest.** Subject to Section 7.1 above, upon the incapacitation of a natural person Member or the cessation of operations of a trust or corporate entity Member for a period of one (1) year, unless such Member's Interest is offered for acquisition pursuant to Section 7.2, for a period of ninety (90) days following the conclusion of such one (1) year period, the Initial Members, in proportion to their Financial Percentage Interests, shall have the option to acquire the entire Interest from the incapacitated Member in consideration for the fair market value thereof, as determined in accordance with Section 7.3(a).

7.5   **Effect of Assignment of Member's Interest.** A Member's assignment of all or a portion of such Member's Interest in the Company (the "*Assignor Member*") shall not dissolve the Company, release the Assignor Member from liability to the Company under the Articles of

Organization, this Agreement or the Act, or entitle the assignee to participate in the business and affairs of the Company or to become or to exercise the rights of a Member unless the assignee is admitted as a Member as provided in Section 7.6 below. An assignee that has not become a Member is only entitled to receive, to the extent assigned, the share of distributions representing the return of contributions and the return thereon as provided in Article VI, above, and Article IX, below, and the allocations of Net Profits and Net Losses to which the Assignor Member would otherwise be entitled with respect to the assigned Interest.

7.6 **Admission of Assignee as Successor Member.** Upon the express written consent of the Manager, or in the event of Voting Control Interest equal to or greater than fifty percent (50%) a Supermajority-in-Interest of the Members, an assignee of a Member's Interest shall become a Member with the rights and powers of a Member to the extent of the Interest assigned, and shall be subject to the restrictions and liabilities of a Member under the Company's Articles of Organization, this Agreement and the Act. An assignee who becomes a Member shall also be liable for any obligations of his/her/its assignor to make Capital Contributions and Additional Capital Contributions as required under this Agreement. An Assignor Member shall not be released from liability to the Company under the Company's Articles of Organization, this Agreement or the Act without the express written consent of a Supermajority-in-Interest of the Members, whether or not the assignee becomes a Successor Member. An Assignor Member shall remain a Member until the admission of the assignee as a Successor Member. In the event an assignee is admitted as a Successor Member, the effective date of such assignee's membership in the Company shall be the date of the Assignment unless otherwise provided in the written consent of the Manager, or in the event of Voting Control Interest equal to or greater than fifty percent (50%) a Supermajority-in-Interest of the Members.

7.7 **Initial Member Call Option.** Notwithstanding any other provision herein to the contrary, during any Call Option Period (as defined below in this Section 7.7), the Initial Members, and/or any affiliate(s) of such Initial Members that are Member(s), may elect to acquire all or a portion of one or more other Member(s)' Interests in the Company, and such other Member(s) shall transfer their Interests in the Company to such Initial Members and/or affiliates, as appropriate, in exchange for the fair market value thereof. In the event more than one of such Initial Members or affiliates jointly acquire such Interests, each such Initial Member or affiliate shall pay for and acquire such Interests on a *pro rata* basis. A "***Call Option Period***" shall commence on the first day of the Company's _____ **[insert, for example, first, second, third, fourth, etc.]** full Fiscal Year and extend for sixty (60) days thereafter, at which point the option shall be deemed to be rejected if no Call Notice, as defined below in this Section 7.7, has been submitted. If not exercised in full to acquire all Interests held by all Members other than the Initial Members and their affiliates, the Call Option Period shall be renewed on the first day of each subsequent Fiscal Year up to and including the first day of the Company's _____ **[insert, for example, second, third, fourth, fifth, sixth, etc.]**, which shall be the last Call Option Period, after which no further acquisitions under this Section 7.7 may occur. Notice of election by one or more Initial Members and/or one or more affiliate(s) of such Initial Members that are Member(s) to acquire for fair market value the Interests held by one or more other Members ("*Call Notice*") shall be delivered during a Call Option Period, and the consummation of the acquisition shall occur on a date no later than ninety (90) days after the Call Notice.

ARTICLE VIII
ADDITIONAL MEMBERS

8.1   Additional Members. After the formation of the Company, any Person acceptable to the Manager, or in the event of acquisition of Voting Control Interest equal to or greater than fifty percent (50%) a Supermajority-in-Interest of the Members, may become a Member of the Company for such consideration as the Manager, or in the event of acquisition of Voting Control Interest equal to or greater than fifty percent (50%) a Supermajority-in-Interest of the Members, shall determine. No new Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Manager may, at the time an additional Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rata allocations of loss, income and expense deductions to an additional Member for that portion of the Company's tax year in which an additional Member was admitted in accordance with the provisions of Code § 706(d) and the Treasury Regulations promulgated thereunder.

ARTICLE IX
DISSOLUTION AND TERMINATION

9.1   Dissolution.

(a)   The Company's existence is perpetual, except that it shall be dissolved upon the occurrence of any of the following events:

(i)   by the written agreement of All of the Members;

(ii)   upon the entry of a decree of dissolution under A.R.S. § 29-785;

(iii)   upon the acquisition by one Person of all of the outstanding Interests;

(iv)   upon any other Event of Withdrawal, unless the business of the Company is continued by the specific consent of at least one Member given within 90 days after such event and there is at least one remaining Member. Each of the Members hereby agrees that within the 60 days after the occurrence of a Event of Withdrawal (and provided that there is at least one remaining Member of the Company), that they will consent, in writing, to continue the business of the Company; or

(v)   the sale, to a party unrelated to or unaffiliated with Bowman, of substantially all of the Assets of the Company.

(b)   As soon as possible following the occurrence of any dissolution occurrence, if the Company is not continued, a representative of the Company shall execute and file a Notice of Winding Up with the Arizona Corporation Commission.

9.2   Effect of Filing of Dissolving Statement. Upon the dissolution of the Company, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until Articles of Termination have been filed with the Arizona Corporation Commission or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

9.3   Winding Up, Liquidation and Distribution of Assets.

(a)   Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager shall immediately proceed to wind up the affairs of the Company.

(b)   If the Company is dissolved and its affairs are to be wound up, the Manager shall proceed to liquidate the Company Property, discharge the Company's obligations, and wind up the Company's business and affairs as promptly as is consistent with obtaining the fair value thereof. The proceeds of liquidation of the Company Property, to the extent sufficient therefor, shall be applied and distributed as follows:

(i)   payment to creditors of the Company and discharge of all of the Company's debts, obligations and liabilities, including all costs relating to the dissolution, winding up, and liquidation and distribution of assets;

(ii)   establish such reserves as may be reasonably necessary to provide for contingent or unliquidated liabilities of the Company;

(iii)   repayment of all Member or Manager loans and interest thereon; and

(iv)   any balance shall be distributed among the Members in accordance with the Financial Percentage Interests set forth in Section 2.1 above.

(c)   Property of the Company may be distributed in kind in the process of winding up with approval by a Supermajority-in-Interest of the Members and the Member receiving such in-kind distribution. The fair market value of any Company Property distributed in kind must be determined, and that value must be charged against the amount distributable to the Member receiving such Company Property.

(d)   If the assets of the Company are insufficient to discharge the liabilities of the Company after it is dissolved, no Member will have any obligation to contribute capital to the Company to cover the shortfall.

(e)   Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

(f)   The Members and the Manager shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

9.4   Articles of Termination. When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Members, Articles of Termination shall be executed and filed with the Arizona Corporation Commission.

9.5   Return of Contributions Non-Recourse to Other Members. Except as provided by law, upon dissolution each Member shall look solely to the assets of the Company for the return of the Member's Capital Contribution. If the Company Property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash or other property contribution of one or more Members, such Member or Members shall have no recourse against any other Member or the Company.


ARTICLE X
MISCELLANEOUS PROVISIONS


10.1   Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the party or to an officer or member of the party to whom the same is directed or, if sent by registered or certified mail, postage and charges prepaid, addressed to the Member's or Manager's address, as appropriate, which is then on record in writing with the Manager and Secretary (or the Chief Executive Officer in the absence of a Secretary). Except as otherwise provided herein, any such notice shall be deemed to be given three business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid.   In the alternative, such notice, demand or communication may be provided by facsimile or electronic mail at the facsimile number or e-mail address set forth in this Agreement, provided the recipient of such notice, demand or communication provides written confirmation (including without limitation via facsimile or electronic mail) acknowledging receipt thereof.   Any Member may change such contact information by providing notice as set forth in this Section 10.1.

10.2   Waiver of Action for Partition. Each Member irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to any Company Property.

10.3   Amendments. This Agreement may not be amended except by a Supermajority-in-Interest of the Members.

10.4   Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations applicable hereto and the intentions expressed herein.

10.5   Construction and Headings. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders and vice versa. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

10.6   Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

10.7   Rights and Remedies Cumulative; Applicable Law; Arbitration. This Agreement and its enforcement, application and interpretation shall be governed exclusively by its terms and by the laws of the State of Arizona.   The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights and remedies the parties may have by law, in equity, statute, ordinance or otherwise.   However, in the event any dispute or controversy arising out of or related to this Agreement cannot be settled by the parties informally or through mediation, the matter in controversy or dispute shall be submitted to binding arbitration before a mutually agreeable arbitrator in Maricopa County, Arizona. In the event the parties cannot agree on an arbitrator, the presiding judge of the Superior Court of Maricopa County, Arizona shall decide who the arbitrator shall be. The arbitrator shall have the discretion to enter any award permissible under applicable law, and such award shall be enforceable exclusively in a state or federal court of competent jurisdiction in Maricopa County, Arizona.

10.8   Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

10.9   Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

10.10   Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any other Person not a party hereto.

10.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

10.12   Attorneys' Fees. Should any arbitration or other legal proceeding concerning any provision of this Agreement or the rights and duties of any person or entity in relation hereto be commenced among the parties, or should any party institute any proceeding in a bankruptcy or similar court which has jurisdiction over any party or any or all of such other party's property, the party or parties prevailing in such arbitration or proceeding shall be entitled, in addition to such other relief as may be granted, to a reasonable sum for their attorneys' fees and court costs in such litigation or proceeding which fees and costs shall be determined by the court in such litigation or arbitrator in such proceeding or in a separate action brought for that purpose.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first above written. Each Member represents and warrants that his Interest has been acquired under this Agreement for his own account, for investment, and not with a view to, or for sale in connection with, any distribution thereof, nor with any intention of distributing or selling such Interest, and that the Member will not transfer, or attempt to transfer, his/her/its Interest in violation of the Securities Act of 1933 or any other applicable federal or state law. Each Member, by executing and delivering this Agreement, hereby represents and warrants to the Company, the other Members, the Manager and the third parties described or referred to herein that the: (a) Member understands that this Agreement provides severe restrictions on the ability to dispose of or encumber an Interest in the Company indefinitely and he may be unable to liquidate it in case of emergency; (b) Member has read and understands the provisions of this Agreement and the authority and control of the Manager; (c) Member is experienced in business and understands the risks inherent in business; (d) Member is able to financially comply with his/her/its obligations hereunder and is capable of suffering a total loss of his/her/its Capital Contributions hereunder; (e) Member understands that the Internal Revenue Service may disallow some or all of the deductions to be claimed by the Company, that the Company has no financial or operating history, that the Company involves a high degree of risk of loss, and that no governmental agency has made any finding or determination as to the fairness of the attributes of the Company or this Agreement; (f) Member is aware that the Manager, other Members and affiliated Persons or organizations are presently, and may in the future be, engaged in businesses or ventures which are competitive with that of the Company, and the Member agrees and consents to such activities, even though there are conflicts of interest inherent therein and he may not be invited to participate in such other businesses or ventures; (g) Member understands that the Member is acquiring an Interest in the Company without having been furnished any offering literature or prospectus; (h) Member understands that all documents, records and books pertaining to the Company and the matters presented herein have been made available to Member and his advisors; and (i) Member understands, acknowledges and agrees that due to State Bar of Arizona ethical rules, it has been disclosed that the law firm of Davis Miles McGuire Gardner, PLLC, is representing only the Company in connection with this Agreement and all matters relating hereto, and that all Members have had the opportunity to engage separate legal counsel and hereby waive any conflict which may otherwise exist.

INITIAL MEMBERS:



Signature of Pace Ellsworth

_____

Signature of Taylor Ellsworth

INITIAL MANAGER:



Signature of Pace Ellsworth